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10028679

TED STATES
) EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65520

SEC Mail Processing Section
RECEIVED
APR 05 2010
Wash., DC
193

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDDLEBURY SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
122602

1043 SHEEP FARM ROAD
(No. and Street)

WEYBRIDGE	VT	05453
(CITY)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES ROBINSON, Principal — 1-802-385-1161 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA	01950-2755
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, James Robinson swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Middlebury Securities, LLC, as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State: Vermont
County: Addison
Commission Expires: 02/10/2011

Notary Public

Signature

Managing Member
Title

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

MIDDLEBURY SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

Table of Contents

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Jim Robinson
Middlebury Securities, LLC
Weybridge, Vermont

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Middlebury Securities, LLC, as of December 31, 2009, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Middlebury Securities, LLC as of December 31, 2009 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
March 26, 2010

Middlebury Securities, LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$ 11,670
Loan receivable - rep	2,250
	$ 13,920

Liabilities and Member's Capital

Liabilities:	
	$ -
Members' equity	13,920
	$ 13,920

(See Accountant's Report & Accompanying Notes)

Middlebury Securities, LLC
Statement of Income
Year Ended December 31, 2009

Revenue	
Investment banking fees	$ 336,435
Advisory fees	67,405
Interest income	4
	403,844
Expenses	
Commissions	342,647
Regulatory fees and expense	15,999
Other	42,579
Total Expenses	401,225
Net Income	$ 2,619

Middlebury Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2009

Balance, Beginning of Year	$ 11,301
Net Income	2,619
Balance, End of Year	$ 13,920

(See Accountant's Report and Accompanying Notes)

MIDDLEBURY SECURITIES, LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2009

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 2,619	
Adjustments		
Add:		
Less:		
Loan to Principal-Osbor	(2,250)	
Cash from Operations		369
Cash Flows - Invested		
Investing Cash Flows		0
Cash Flows - Financing		
Retained Earnings	180,482	
Member's Equity-Robinson	(180,482)	
Financing Cash Flows		0
Cash Increase (Decrease)		369
Cash - Beginning of Year		
Cash - Checking Wachovia	2,681	
Cash - Money Market	8,620	
Total Beginning of Year		11,301
Cash on Statement Date		$ 11,670

(See Accountants Report & Accompanying Notes)

1. Nature of Operations

Middlebury Securities, LLC, (the "Company") is a Delaware limited liability company. The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority, ("FINRA"). The Company engages primarily in the private placements of securities. The Company is located in Weybridge, Vermont and serves clients in the United States.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Revenue Recognition

Investment banking fees are recorded at the time the transaction is completed and the income is reasonably determinable.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

4. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was approximately $11,670 which was approximately $6,670 in excess of its minimum requirement of approximately $5,000. At December 31, 2009, the ratio of aggregate indebtedness was 0 to 1.0.

5. Income taxes

No provision for federal and state income taxes has been recorded because the Company is a limited liability company and files its tax return as a partnership. Accordingly, the sole member reports his share of the Company's income or loss on his income tax returns.

6. Concentration of credit risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company has not experienced any losses in such accounts. At December 31, 2009, the Company had $0 in excess of the FDIC insurance amount.

The Company had nine major customers in 2009 which accounted for approximately 100% of the Company's revenues.

7. Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

8. Fair Value of Financial Statements

The Company's financial statements are cash and cash equivalents, accounts receivable, and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

SUPPLEMENTARY INFORMATION

Middlebury Securities, LLC
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2009

Schedule I

Net capital, members' equity	$ 13,920
Less non-allowable asset	2,250
Net capital	$ 11,670
Minimum net capital required (under SEC Rule 15c3-1)	$ 5,000
Excess net capital	$ 6,670
Aggregate indebtedness	$ 0
Ratio of aggregate indebtedness to net capital	0 to 1.0

(See Accountant's Report & Accompanying Notes)

Middlebury Securities, LLC
Reconciliation of Computation of Net Capital
Pursuant to SEC Rule 17a-5(d)(4)
December 31, 2009

Schedule II

Net Capital, as reported in Company's Part II-A Focus Report (unaudited)	$ 11,397
Net audit adjustments	273
Net Capital, as adjusted	$ 11,670

(See Accountant's Report and Accompanying Notes)

Middlebury Securities, LLC
Schedule III

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER Indigo Securities, LLC as of 12/31/09

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)—Limited business (mutual funds and/or variable annuities only) ______ **4550**

B. (k) (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained __X__ **4560**

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis

Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-______ **[4335A]**	______ **[4335A2]**	______[4335B]
8-______ **[4335C]**	______ **[4335C2]**	______[4335D]
8-______ **[4335E]**	______ **[4335E2]**	______[4335F]
8-______ **[4335G]**	______ **[4335G2]**	______[4335H]
8-______ **[4335I]**	______ **[4335I2]**	______[4335I]

D. (k) (3) Exempted by order of the Commission ______ **4580**

CERTIFIED PUBLIC ACCOUNTANT CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

To the Members
Middlebury Securities, LLC
Weybridge, Vermont

In planning and performing my audit of the financial statements of Middlebury Securities, LLC for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
March 26, 2010